Exhibit 12.1
POPULAR, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Six Months Ended				Year Ended December 31,
	June 30,		June 30,
	2010 (1)		2009 (1)		2009 (1)		2008 (1)		2007 (1)	2006 (1)	2005 (1)
(Loss) income from continuing operations before income taxes and cumulative effect of accounting changes	($139,092)		($247,079)		($579,694)		($232,959)		$266,909	$551,893	$665,045

Fixed charges :

Interest expense and capitalized	336,240		404,692		754,506		994,919		1,246,577	1,200,508	859,075

Estimated interest component of net rental payments	14,399		14,568		28,866		34,975		31,296	25,670	23,755

Total fixed charges including interest on deposits	350,639		419,260		783,372		1,029,894		1,277,873	1,226,178	882,830

Less: Interest on deposits	183,589		276,491		501,262		700,122		765,794	580,094	430,813

Total fixed charges excluding interest on deposits	167,050		142,769		282,110		329,772		512,079	646,084	452,017

Income before income taxes and fixed charges(including interest on deposits)	$211,547		$172,181		$203,678		$796,935		$1,544,782	$1,778,071	$1,547,875

(Loss) income before income taxes and fixed charges(excluding interest on deposits)	$27,958		($104,310)		($297,584)		$96,813		$778,988	$1,197,977	$1,117,062

Ratio of earnings to fixed charges

Including Interest on Deposits	(A	)	(A	)	(A	)	(A	)	1.2	1.5	1.8

Excluding Interest on Deposits	(A	)	(A	)	(A	)	(A	)	1.5	1.9	2.5

Ratio of earnings to fixed charges & Preferred Stock Dividends

Including Interest on Deposits	(A	)	(A	)	(A	)	(A	)	1.2	1.4	1.7

Excluding Interest on Deposits	(A	)	(A	)	(A	)	(A	)	1.5	1.8	2.4

(1)	On November 3, 2008, the Corporation sold residual interests and servicing related assets of Popular Financial Holdings (“PFH”) and Popular, FS to Goldman Sachs Mortgage Company, Goldman, Sachs & Co. and Litton Loan Servicing, LP. In addition, on September 18, 2008, the Corporation announced the consummation of the sale of manufactured housing loans of PFH to 21st Mortgage Corp. and Vanderbilt Mortgage and Finance, Inc. The above transactions and past sales and restructuring plans executed at PFH in the past two years have resulted in the discontinuance of the Corporation’s PFH operations and PFH’s results are reflected as such in the Corporation’s Consolidated Statement of Operations. The computation of earnings to fixed charges and preferred stock dividends excludes discontinued operations. Prior periods have been retrospectively adjusted on a comparable basis.

(A)	During 2008, 2009 and the first six months of 2010 and 2009, earnings were not sufficient to cover fixed charges or preferred dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $235 million, $625 million, $140 million and $290 million to achieve ratios of 1:1 in 2008, 2009 and the first six months of 2010 and 2009, respectively.